UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Unauthorized Form 6-K

On March 14, 2025, a Form 6-K dated March 13, 2025 (the “Unauthorized Form 6-K”) and signed by Jiang LiLi, as Chief Financial Officer of the Company, was filed with the Securities and Exchange Commission (the “Commission”), purportedly on behalf of the Company, and declaring that Mr. Louis Luo, the Chief Executive Officer (“CEO”) of the Company, had resigned, and was also removed by the board of directors of the Company. However, the CEO had no knowledge of such Unauthorized Form 6-K, and was unaware of its existence until reviewing the same upon its filing with the Commission. The CEO disavows the Unauthorized Form 6-K, including the substance and legal efficacy of all assertions made therein.

Mr. Louis Luo remains the CEO of the Company.

The Company believes that the purported actions or events described in the Unauthorized Form 6-K are not legally valid, and that the person or persons who filed, or who participated in or directed the filing of, such Unauthorized Form 6-K were not legally entitled to do so.

The Company encourages all shareholders to seek accurate information from the Company’s official communications channels and refrain from acting on unauthorized statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer